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September 9, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 4631
Washington, D.C. 20549
Attention: Brian K. Bhandari
                   Branch Chief

Re: United Breweries Company, Inc.
       Annual Report on Form 20-F for the Year Ended December 31, 2009 (File No. 001-14906)

Dear Mr. Bhandari:

     Thank you for your letter dated August 27, 2010 setting forth the comments of the Staff of the Securities and Exchange Commission (the "Staff") on the annual report on Form 20-F for the year ended December 31, 2009 (File No. 001-14906) of United Breweries Company, Inc. (Campañia Cervecerias Unidas S.A., or "CCU").

     Attached hereto is a memorandum from CCU setting forth responses to each of the comments raised by the Staff in its comment letter dated August 27, 2010. For ease of reference, each comment is reprinted and followed by CCU's response.

     Please do not hesitate to call me at (212) 530-5431, with any questions or comments you may have.

Very truly yours, /s/ Paul E. Denaro Paul E. Denaro

Encls.
cc: Ricardo Reyes, Compañia Cervecerias Unidas S.A.

M E M O R A N D U M

September 9, 2010

Re: United Breweries Company, Inc.
       Form 20-F for the fiscal year ended December 31, 2009 (Registration No. 001-14906)

     This memorandum sets forth the responses of United Breweries Company, Inc. (Compañia Cervecerias Unidas S.A., or "CCU") to the comments of the Staff of the Securities and Exchange Commission (the "SEC") contained in a letter to CCU, dated August 27, 2010 (the "Comment Letter") relating to portions of CCU's annual report on Form 20-F for the fiscal year ended December 31, 2009 (Registration No. 001-14906).

     To assist in the Staff's review of CCU's responses, we precede each response with the text (in bold type) of the comment as stated in the Comment Letter. CCU believes that it has replied to your comments in full.

     Except as otherwise noted in this response memorandum, the information provided in response to the SEC's comments has been supplied by CCU, which is solely responsible for such information.

     Form 20-F for the Year Ended December 31, 2009

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

1. We note your disclosure that your "controls and procedures were designed to ensure that material information relating to [you] and [y]our subsidiaries are communicated to [y]our CEO and CFO." Please revise to remove this partial definition of disclosure controls and procedures or provide the full definition. Your revised disclosure should also provide management's conclusion regarding the effectiveness of each component of your disclosure controls and procedures at December 31, 2009. Refer to Exchange Act Rules 13a-15 and 15d-15.

2

Response:

In response to the Staff's comment, we will revise the discussion of disclosure controls and procedures, to provide the full definition of disclosure controls and procedures and to include management's conclusion that they are effective as of the end of the fiscal year. Following is our revised disclosure under Item 15(a):

(a) The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2009. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2009.

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods required and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

     CCU will file a Form 20-F/A amending Item15(a) no later than September 30, 2010, once it receives confirmation from the SEC that this response is satisfactory.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 13 Cash and Cash Equivalents, page F-51

2. It appears that your disclosure of total cash paid for business acquisitions during the fiscal year ended December 31, 2009 of 70,914,416 Chilean pesos here is not consistent with the related amount presented in your statement of cash flows of 80,013,035 Chilean pesos. Please provide us with a reconciliation of these balances.

Response:

In response to the Staff s comment, please find a reconciliation of these amounts below:

ThCh$(1)
Total paid for business acquisitions (Note 13, Page F-51) (2)	(70,914,416)
Acquisition of additional shares of Viña San Pedro (Note 13, Page F-51)	(7,607,633)
Cash and cash equivalent in entities acquired(3) (Note 13, Page F-51)	(1,490,986)
Total amount reconciled to Consolidated Statement of Cash Flow (Page F-11)	(80,013,035)

(1) In thousands of Chilean pesos.
(2) Net of ThChS 1,490,986 corresponding to Additions of cash and cash equivalent in entities acquired.
(3) This amount was presented as Net cash flows from (used in) operational activities in the Consolidated Statement of Cash Flow, in the Other collections line.

3

     We respectfully acknowledge the Staffs comment which led us to the conclusion that the amount presented in Cash flows .from (used in) investment activities in the Consolidated Statement of Cash Flow (ThCh$80,013,633) is not net from the Cash or cash equivalent in entities acquired of ThCh$1,490,986. We do not believe this amount, equivalent to ThUS$2,9401, is material since it represents 1.17% over net cash provided by operational activities and 0.97% over net cash used in investments activities.

     In future filings, we will (1) change the classification of Cash or cash equivalent in entities acquired from Other collections to Payments for the acquisition of subsidiaries net of costs and cash received in the Consolidated Statement of Cash Flow, and (2) include in the schedule of Total accumulated cash flow accrued by business combinations that appears in Note 13, the ThCh$7,607,633 related to the acquisition of additional Viña San Pedro shares, which was disclosed in the paragraph following the schedule.

1Based on an exchange rate of Ch$507.10 to US$1.00, which was the exchange rate published by the Central Bank of Chile on January 4, 2010.

September 9, 2010

Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 4631
Washington, D.C. 20549
Attention: Brian K. Bhandari
               Branch Chief

Re: United Breweries Company, Inc.
      Form 20-F for the Year Ended December 31, 2009
      File No. 001-14906

Dear Mr. Bhandari:

     In connection with responding to the comment letter dated August 27, 2010 from the staff of the Securities and Exchange Commission (the "Commission") related to United Breweries Company, Inc.'s (Compañia Cervecerias Unidas S.A., or "CCU") Form 20-F for the year ended December 31, 2009, CCU acknowledges that:

  CCU is responsible for the adequacyand accuracyof the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  CCU maynot assert staff comments as a defense in anyproceedinginitiated bythe Commission or any person under the federal securities laws of the United States.